________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated November 3, 2003


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                47 Castle Street
                                Reading, England
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three-month and nine-month periods ended September 30, 2003, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    November 3, 2003

                                        WORLD GAMING PLC



                                        By:    /s/
                                               -----------------------
                                        Name:  Anthony Daniel Moran
                                        Title: CEO

                                  EXHIBIT INDEX


Exhibit           Description of Exhibit
-------           ----------------------

  1 Registrant's Financial Statements at and for the three months and nine months ended September 30, 2003.

                                                                       EXHIBIT 1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

OVERVIEW

World Gaming Plc ("World Gaming" or the "Company") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries, is a developer, licensor and supplier of online gaming products, including casino, sports book and pari-mutuel betting.

Inphinity Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, develops gaming software and web pages. Starnet Systems International Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Another wholly-owned subsidiary World Gaming Services Inc., also incorporated and operated out of Antigua, ceased operations as an internet casino with effect from May 31, 2003. The cessation of these operations did not have a material impact on the financial results of the Company.

FINANCIAL RESULTS

The following tables set out selected consolidated information from the statements of operations for the three and nine months ended September 30, 2003 and 2002 and the balance sheets as at September 30, 2003 and at December 31, 2002:

                  SELECTED STATEMENT OF OPERATIONS INFORMATION
                                   (UNAUDITED)

                                 For the three months      For the nine months
                                  ended September 30,       ended September 30,
                                 --------------------      --------------------
                                   2003         2002         2003        2002
                                 -------      -------      -------     --------

Net Sales ..................     $ 2,818      $ 3,558      $10,341     $ 10,734
Gross Profit ...............       2,464        3,217        9,081        9,483
Expenses including interest        2,948        3,989        9,722       14,211
Net (Loss)/Profit ..........        (181)        (903)          24       (4,754)


                       SELECTED BALANCE SHEET INFORMATION

                                          September 30, 2003   December 31, 2002
                                              (Unaudited)
                                          ------------------   -----------------

Working Capital .......................        $ (3,528)           $ (5,581)
Total Assets ..........................           7,982               8,377
Total Loans & Capital Lease Obligations          (3,685)             (3,804)
Accumulated Deficit ...................         (26,658)            (26,681)
Total Stockholders' Equity ............          (1,810)             (3,545)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

Total revenues for the quarter ended September 30, 2003 decreased by $740 (21%) to $2,818 compared to $3,558 for the same period last year. For the nine months ended September 30, 2003, total revenues decreased by $393 (4%) to $10,341 compared to $10,734 for the same period last year. Net loss for the quarter ended September 30, 2003 was $181 or $0.01 per share compared to a net loss of $903 or $0.03 per share for the corresponding period last year. Net profit for the nine months ended September 30, 2003 was $24 or $0.01 per share compared to a net loss of $4,754 or ($0.14) per share for the same period last year.

The Company experienced a 24% percent decrease in royalty revenues during the quarter ended September 30, 2003. For the nine months ended September 30, 2003, royalty revenues have increased by 5% when compared to the same period last year. The lower royalty revenues in the quarter are directly attributable to higher licensee customer winnings, specifically on the last day of the quarter. On a like for like basis, our licensees experienced exceptionally strong margins on sports betting in September 2002 when compared to the margins achieved in September this year. In addition, licensee revenue was significantly lower in July due to downtime experienced as a result of the essential upgrade to the Oracle platform. August 2003 exceeded 2002 revenues on a like for like basis.

Transaction processing related revenues increased in the third quarter of 2003 by 153 per cent for the three-month period to $346 from $137 during the same period last year. Transaction processing revenues decreased 6 percent for the nine-month period ended September 30, 2003 to $808 from $862 during the same period last year. During the quarter the Company increased the base rates charged to those licensees that continue to utilize the Company's processing gateways. This change in pricing structure has led to full recovery of processing costs that have risen significantly over the past year. The Company is currently processing less than 6% of total deposits to our licensee's sites.

There was no new licensing revenue for the quarter as the Company continued to focus on existing licensees. Any change to the Company's focus on existing licensees is reliant on continued enhancement of its platform and product suite.

Gross margin decreased in the third quarter to 87.4 per cent compared to 90.4 percent for the same quarter last year. For the nine-month period ended September 30, 2003 the gross margin was 87.8 percent compared to 88.3 percent for the same period last year. The reduction in gross margin percentage is primarily as a result of lower royalty revenue, in particular at the end of the quarter ended September 30, 2003. In addition, the increase in revenues from transaction processing due to greater volumes contributed to the lower gross margin in such quarter, as direct costs as a percentage of these processing revenue sources are typically higher than those associated with royalty revenue.

Operating expenses including interest decreased 26 per cent to $2,948 during the third quarter of this year compared to $3,989 for the same period last year. For the nine-months ended September 30, 2003, operating expenses decreased 32 per cent to $9,722 from $14,211 for the same period last year. The decrease during the third quarter was primarily due to the following:

      o bad debts in the third quarter were $Nil compared to $223 for the same period last year. Last year the Company experienced significant write-offs in failed transaction processing routes. The failure of these routes typically occurred due to implementation of transaction chains that lacked transparency. Improved due diligence procedures and risk sharing with licensees has resulted in a significant reduction in this cost for the year to date;

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

      o a 45% reduction in corporate overhead, or a reduction of $494 when compared to the same period last year primarily as a result of immediate cost management measures implemented in the second and third quarters of 2003, most significantly in the areas of salary and communication costs;

      o the elimination of the Company's direct sales force and marketing team which was completed during the third quarter of 2002 and which accounted for $189 of the costs during the third quarter of 2002.

Concerted efforts in reducing the Company's cost base are continuing notwithstanding the Company's commitment to continue investing in enhanced infrastructure and product offerings for its existing licensees.

REGULATORY DEVELOPMENTS

Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which was based on similar legislation that he introduced in the 107th Congress. This legislation attempts to prohibit Internet gambling by forbidding the use of credit instruments of United States banks from being used to make bets or wagers over the Internet. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S. 627, in the U.S. Senate. In June of 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. After a very close vote on an amendment to HR 2143, the House of Representatives passed that legislation. In late July 2003, the U.S. Senate's Committee on Banking voted to report an altered version of S. 627. We continue to monitor this situation since the passage of this legislation could have a substantial impact on the business of our licensees and ultimately the Company.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2003, the Company had $2,675 in cash and cash equivalents, up from $1,753 at December 31, 2002. The increase in cash was primarily as a result of a $1,500 investment received in April 2003 from Goodison Park Ltd. Cash was used to settle many of the Company's most urgent financial commitments as explained below.

The investment by Goodison Park, a wholly owned subsidiary of our largest licensee, Sportingbet PLC, was made through i.) the purchase of 5,000,000 ordinary shares of World Gaming Plc at $0.12 per share and ii.) an unsecured convertible loan note due in April 2005 in the principal amount of $900. If the convertible loan note is converted into ordinary shares, Goodison Park would then have voting control over 40% of the issued share capital of the Company.

During the third quarter of 2003, the Company's accounts payable balances increased by $255 but declined by $1,331 during the first nine months of 2003. This overall decline was due to the utilization of part of the funds received from the Goodison Park investment in April 2003 to settle many pressing outstanding payable balances. In addition, accounts receivable increased by $454 during the third quarter of 2003 but declined by $1,733 as at September 30, 2003. This decline is partially due to a concerted approach to collections in addition to overall lower revenues in the quarter.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

Accounts receivable at September 30, 2003 consisted primarily of royalties due from operating licensees which are normally collected prior to the end of the following month.

The Company also had reserves held by credit card processors totalling $983 at September 30, 2003 as compared to $653 at the end of 2002, for an increase of $330. These funds are held as rolling reserves and are typically released to the Company after six months. New processing gateways were added in the quarter for the remaining 6% of deposit volume that the Company processes on behalf of licensees. These gateways were established to replace failed processing routes described earlier. Typically new gateways require time to build up a reserve prior to distributing to merchants. This lead-time has directly contributed to the increase in reserves at September 30, 2003.

Prepaid expenses and deposits increased by $186 to $416 at September 30, 2003 compared to a balance of $230 at December 31, 2002 primarily due to prepaid insurance costs and prepaid Oracle software maintenance costs.

Deferred revenue relates to deposits collected on software and gaming licenses from a new licensee not yet live at September 30, 2003. Deferred revenue remained unchanged at $127 at September 30, 2003 when compared to the balance at December 31, 2002. The balance relates to the same licensee.

Working capital deficit at September 30, 2003 improved to $(3,528) from $(5,581) at December 31, 2002. The primary reason for improvement in the working capital deficit was the receipt of the $1,500 invested by Goodison Park Ltd.

During the quarter ended June 30, 2003, the Company completed the settlement of the previously reported class action lawsuit. Expenses in respect of the settlement of the class action suit together with the supplier-financed Oracle software upgrade and settlement of certain capital lease obligations gave rise to non-cash transactions of $2,803 in the nine months ended September 30, 2003.

Net cash used in investing activities for the nine months ended September 30, 2003 was $110 compared to $670 for the comparable prior year period. In addition, the Company acquired Oracle software to upgrade the Company's gaming platform in order to provide improved quality of service to its licensee base, funded through a financing plan provided by the supplier.

Net cash used for financing activities for the nine months ended September 30, 2003 was $820 compared to ($1,497) in the same period last year. Cash received by financing activities was $1,500 in investment from Goodison Park Ltd in the quarter ended June 30, 2003. Repayments of certain loan amounts due to Sportingbet PLC of $1,114 were completed during the nine months ended September 30, 2003.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)



                                     ASSETS



                                                  September 30,     December 31,
                                                       2003             2002
                                                  -------------     ------------
                                                   (Unaudited)
CURRENT ASSETS

Cash and cash equivalents ........................    $2,675           $1,753
Reserves and deposits with credit card processors.       983              653
Accounts receivable, net .........................     1,077            2,810
Prepaid expenses .................................       416              230
                                                      ------           ------

  Total Current Assets ...........................     5,151            5,446


Capital Assets, net ..............................     2,831            2,931
                                                      ------           ------

  TOTAL ASSETS ...................................    $7,982           $8,377
                                                      ======           ======



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Balance Sheets Continued
                         (In Thousands of U.S. Dollars)



                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                  September 30,     December 31,
                                                       2003             2002
                                                  -------------     ------------
                                                   (Unaudited)
CURRENT LIABILITIES

   Accounts payable and accrued liabilities ......  $  3,867         $  5,198
   Accrual for legal claims ......................         -            1,200
   Funds held on deposit .........................     2,113            1,593
   Deferred revenue ..............................       127              127
   Current portion of loans payable ..............     1,171            1,558
   Current portion of capital lease obligation ...     1,401            1,351
                                                    --------         --------

     Total Current Liabilities ...................     8,679           11,027

Loans payable ....................................       900              655
Capital lease obligations, less current maturities       213              240
                                                    --------         --------

TOTAL LIABILITIES ................................     9,792           11,922
                                                    --------         --------
STOCKHOLDERS' EQUITY

   Capital stock .................................    25,842           24,192
   Accumulated deficit ...........................   (26,658)         (26,681)
   Accumulated other comprehensive loss ..........      (994)          (1,056)
                                                    --------         --------

      Total Stockholders' Equity .................    (1,810)          (3,545)
                                                    --------         --------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .  $  7,982         $  8,377
                                                    ========         ========



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                   WORLD GAMING PLC AND SUBSIDIARIES
                                 Consolidated Statements of Operations
                                     (In Thousands of U.S. Dollars)
                                              (Unaudited)
                                        For the Three Months Ended         For the Nine Months Ended
                                                September 30,                     September 30,
                                       -----------------------------     -----------------------------
                                           2003             2002             2003             2002
                                       ------------     ------------     ------------     ------------
REVENUE
   Royalties and fees .............    $      2,808     $      3,387     $     10,296     $     10,015
   Licensing ......................               -              160                -              658
   Other ..........................              10               11               45               61
                                       ------------     ------------     ------------     ------------
     Total Revenue ................           2,818            3,558           10,341           10,734

   Cost of sales ..................             354              341            1,260            1,251
                                       ------------     ------------     ------------     ------------
     Gross Profit .................           2,464            3,217            9,081            9,483
                                       ------------     ------------     ------------     ------------
OPERATING EXPENSES
   Development, selling, general
   and administrative .............           2,376            3,040            7,573           10,755
   Provision for bad debts ........               -              223              584            1,373
   Depreciation and amortization ..             546              692            1,510            1,998
   Interest and bank charges ......              26               34               55               85
   Recovery on legal settlements ..            (274)               -             (574)               -
                                       ------------     ------------     ------------     ------------
     Total Operating Expenses .....           2,674            3,989            9,148           14,211
                                       ------------     ------------     ------------     ------------

Net Profit/(Loss) From Operations .            (210)            (772)             (67)          (4,728)
                                       ------------     ------------     ------------     ------------
OTHER INCOME
     Other income/(expense) .......              29             (131)              91              (26)
                                       ------------     ------------     ------------     ------------
     Total Other Income ...........              29             (131)              91              (26)
                                       ------------     ------------     ------------     ------------

(Loss)/Profit before income taxes .            (181)            (903)              24           (4,754)
Income taxes ......................               -                -                -                -
                                       ------------     ------------     ------------     ------------
NET (LOSS)/PROFIT .................            (181)            (903)              24           (4,754)
                                       ------------     ------------     ------------     ------------
OTHER COMPREHENSIVE LOSS
     Foreign currency translation .             468              150               62              (99)
                                       ------------     ------------     ------------     ------------
     Total other comprehensive loss             468              150               62              (99)
                                       ------------     ------------     ------------     ------------

Net Comprehensive Profit/(Loss) ...    $        287     $       (753)    $         86     $     (4,853)
                                       ============     ============     ============     ============

LOSS PER SHARE - Basic ............    $      (0.01)    $      (0.03)    $       0.01     $      (0.14)
                                       ============     ============     ============     ============
               - Fully diluted ....    $      (0.01)    $      (0.03)    $       0.01     $      (0.14)
                                       ============     ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - Basic .......      37,114,049       34,193,181       40,011,548       34,193,181
                                       ============     ============     ============     ============
                    - Fully diluted      37,114,049       34,193,181       40,011,548       34,193,181
                                       ============     ============     ============     ============

        The accompanying notes are an integral part of these consolidated financial statements.

                                                   8

                                WORLD GAMING PLC AND SUBSIDIARIES
                              Consolidated Statements of Cash Flows
                                 (In Thousands of U.S. Dollars)
                                           (Unaudited)

                                                                       For the Nine Months Ended
                                                                             September 30,
                                                                        -----------------------
                                                                          2003            2002
                                                                        -------         -------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net profit/(loss) ...........................................        $    24         $(4,754)
   Adjustment to reconcile net loss to net
    cash used by operating activities:
     Depreciation and amortization .............................          1,510           1,998
     Option based compensation expense .........................              -             168
   Changes in operating assets and liabilities:
     (Increase) decrease in reserves with credit card processors           (330)          1,787
     Decrease in accounts receivable and employee advances .....          1,733             310
     (Increase) in prepaid expenses and deposits ...............           (186)             52
     (Increase) decrease in other assets .......................              -              10
     Increase (decrease) in accounts payable and accrued
      liabilities ..............................................         (1,331)           (790)
     Increase (decrease) in accrual for legal claims ...........           (150)              -
     Increase (decrease) in funds held on deposit ..............            520            (601)
     Increase (decrease) in deferred revenue ...................              -            (129)
                                                                        -------         -------

     Net Cash Provided by/(Used for) Operating Activities ......          1,790          (1,949)
                                                                        -------         -------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment ..........................           (110)           (670)
                                                                        -------         -------

     Net Cash (Used For) Investing Activities ..................           (110)           (670)
                                                                        -------         -------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares ......................................            600               -
New loan receipts ..............................................          1,002               -
Net Repayment of loans payable .................................         (1,142)              -
Proceeds from capital lease obligations and notes payable ......              -           1,919
Principal payments on capital lease obligations ................         (1,280)           (422)
                                                                        -------         -------

     Net Cash Provided by (Used for) Financing Activities ......           (820)          1,497
                                                                        -------         -------

     Effects of exchange rate on cash ..........................        $    62         $   (99)
                                                                        -------         -------

     The accompanying notes are an integral part of these consolidated financial statements.

                                                9

                                WORLD GAMING PLC AND SUBSIDIARIES
                        Consolidated Statements of Cash Flows Continued
                                 (In Thousands of U.S. Dollars)
                                           (Unaudited)

                                                                       For the Nine Months Ended
                                                                             September 30,
                                                                        -----------------------
                                                                          2003            2002
                                                                        -------         -------

INCREASE/(DECREASE)  IN CASH AND CASH EQUIVALENTS ..............        $   922         $(1,221)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ...............          1,753           2,206
                                                                        -------         -------

CASH AND CASH EQUIVALENTS AT END OF PERIOD .....................        $ 2,675         $   985
                                                                        =======         =======



                 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR

 Interest ......................................................        $    55         $    85
 Income taxes ..................................................        $     -         $     -


Other non-cash transactions:

Issue of shares in settlement of class action suit .............        $ 1,050         $     -
Capital assets acquired under financing plan ...................        $ 1,002         $     -
Settlement of capital lease obligations ........................        $   751         $     -


    The accompanying notes are an integral part of these consolidated financial statements.

                                               10

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                 (Dollars in Thousands, except per share data).

NOTE 1 - ACCOUNTING POLICIES

         The consolidated financial statements at September 30, 2003 and 2002 and for the three and nine months ended September 30, 2003 and 2002 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in U.S. dollars unless the currency has been otherwise indicated.

NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the three and nine months ended September 30, 2003 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2002. The results of operations for the three and nine months ended September 30, 2003 may not be indicative of the results that may be expected for the year ending December 31, 2003 because the royalties and fees are based on gaming activity in each of our products, some of which have major seasonal fluctuations.

NOTE 3 - INCOME TAXES

         No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere there are losses brought forward from previous periods.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                 (Dollars in Thousands, except per share data).

NOTE 4 - STOCK OPTIONS

         On March 12, 1998, the Board of Directors approved a stock option plan, which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date.

         On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the average market price for the three days preceding the grant date, of which 1,475,000 were issued. Options issued subsequent to April 11, 2003 to employees generally vest at the conclusion of two years of service, while options issued to directors vest partially within 1 year with the remainder vesting at the conclusion of a two year service period. Options expire ten years after the date granted.

         A summary of the Company's stock option activity and related information follows:

                                  Nine months ended             Year ended
                                  September 30, 2003        December 31, 2002
                                ----------------------    ----------------------

Beginning of period .........    6,942,219     $ 1.49     11,794,862     $ 1.98
Granted .....................    5,475,000       0.15        675,000       0.89
Exercised ...................            -          -              -          -
Forfeited and adjusted ......   (3,260,996)     (1.33)    (5,527,643)     (2.46)
                                ----------     ------     ----------     ------

End of period ...............    9,156,223     $ 0.73      6,942,219     $ 1.49
                                ==========     ======     ==========     ======

At September 30, 2003 options outstanding were as follows:

                               Options Outstanding                      Options Exercisable
                      -------------------------------------    -------------------------------------
                                    Weighted                                 Weighted
                                     Average       Weighted                   Average       Weighted
                                    Remaining      Average                   Remaining       Average
 Range of Exercise    Number of    Contractual     Exercise    Number of    Contractual     Exercise
      Prices           Options     Life (Years)     Price       Options     Life (Years)      Price
 -----------------    ---------    ------------    --------    ---------    ------------    --------
 $0.14 - $1.00        7,062,122         7.2         $ 0.21     1,910,325        4.2          $ 0.29
 $1.01 - $1.50          364,803         3.0         $ 1.41       325,053        3.2          $ 1.43
 $1.51 - $2.50          938,386         1.8         $ 2.21       938,386        1.8          $ 2.21
 $2.51 - $5.99          772,412         5.3         $ 3.23       772,237        5.3          $ 3.23
 $6.00 - $11.00          18,500         5.2         $ 8.01        18,500        5.2          $ 8.01
 $11.01 - $23.06              -           -              -             -          -               -
 -----------------    ---------    ------------    --------    ---------    ------------    --------

 $0.14 - $23.06       9,156,223         6.32        $ 0.73     3,964,501        3.77         $ 1.45
 -----------------    ---------    ------------    --------    ---------    ------------    --------

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                 (Dollars in Thousands, except per share data).

NOTE 5 - COMMITMENTS AND CONTINGENCIES

         The Company has employment contracts with its four principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                          POTENTIAL BONUS
         NAME AND PRINCIPAL     TERM OF THE    BASE       (AS A PERCENTAGE
         POSITION               CONTRACT       SALARY     OF BASE SALARY)
         -------------------    -----------    -------    ----------------
         A. Daniel Moran,         ongoing       $189         Up to 50%
         Director & CEO
         -------------------    -----------    -------    ----------------
         David Fleming,           ongoing      CAD$180       Up to 30%
         Director & CTO
         -------------------    -----------    -------    ----------------
         David Naismith,          ongoing       $156         Up to 50%
         Director & CFO
         -------------------    -----------    -------    ----------------
         Mark Thompson,           ongoing       $120         Up to 75%
         Operations Director
         -------------------    -----------    -------    ----------------

         James H. Grossman was appointed as a director and Chairman of the Board on April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is (pound) 50, plus up to US $2 per month for certain additional legal services.

         On April 11, 2003 the Company entered into an employment agreement with Mr. Daniel Moran as a Director of the Board and Chief Executive Officer. The agreement provides for an annual salary of $189, an annual housing allowance of $25, in addition to other executive employment benefits.

         Mr. David Fleming began employment on September 10, 2001 and he has an annual salary of CAN$180 in addition to other executive employment benefits.

         On August 1, 2003 the Company entered into an employment agreement with Mr. David Naismith as a Director of the Board and Chief Financial Officer. The agreement provides for an annual salary of $156, an annual housing allowance of $25, in addition to other executive employment benefits.

         Mr. Mark Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $120 with an annual housing allowance of $30 and certain other additional benefits.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                 (Dollars in Thousands, except per share data).

NOTE 5 - COMMITMENTS AND CONTINGENCIES - Continued

         On April 9, 2003, Starnet Systems served notice to Sinsational Intertainment ("Sinsational"), a former licensee of the Company regarding its outstanding account in the amount of $268 indicating the Company would terminate the agreement if the long overdue account was not made current. On April 15, 2003, Sinsational filed a statement of claim in the courts of Antigua and Barbuda against the Company for an amount of $6,637. The Company counterclaimed for the outstanding amount due. On April 16, 2003, Sinsational acknowledged in writing the termination of its agreement with the Company. On April 16, 2003, Sinsational commenced an action against the Company and obtained an injunction preventing Starnet Systems from terminating the hosting services provided by the Company. On May 12, 2003, at the request of the Company, the court removed the injunction. On May 15, 2003 Sinsational requested that Starnet Systems cease providing services to its website. On May 23, 2003 Sinsational filed an amended statement of claim increasing the amount claimed to $30,870 alleging, among other things, breach of contract and permanent loss of shareholder value. On June 19, 2003, Sinsational obtained a new injunction preventing the Company from dealing with Sinsational's customer data. In June 2003, Sinsational applied to the International Court of Arbitration and further amended their claim to $36,442. This matter was settled subsequent to September 30, 2003 as discussed in Note 6.

         In May 2003, the Company entered into a License and Services Agreement with Oracle. The total value of the agreement is CAN $1,358 inclusive of technical support. Monthly instalments are due over the term of the agreement with the last instalment due on December 30, 2004. If at any time the Company wishes to terminate this agreement prior to December 30, 2004, the entire balance outstanding at the date of termination becomes payable within 30 days. The company is also committed to subsequent annual technical support costs of CAN $180 per annum whilst the license is in operation.

NOTE 6 - SUBSEQUENT EVENTS

         On October 23, 2003, the Company agreed, with the principals of Sinsational Intertainment, to terms of a settlement of the matter described in Note 5. The terms of this settlement provides for the agreement by Sinsational Intertainment to terminate all of its claims against the Company in exchange for which the Company will not further pursue its claims against Sinsational Intertainment.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                 (Dollars in Thousands, except per share data).

NOTE 6 - SUBSEQUENT EVENTS - Continued

         On October 29, 2003, the Company as part of its continuing effort to resolve outstanding issues with certain vendors, agreed to a payment plan totalling $300 with EMC Corporation, payable as one initial payment of $100, with the balance payable in equal monthly instalments over one year. EMC had demanded an amount equal to $1,500 CAD with which amount the Company did not agree. This matter has now been resolved.

NOTE 7 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has accumulated significant losses and has negative working capital and a deficit in stockholders' equity. These items raise significant doubt about its ability to continue as a going concern.

         Subsequent to December 31, 2002 the Company has taken significant steps to deal with these concerns as follows:

            1. It has implemented measures to greatly reduce operating costs.
               Among these measures are efforts to eliminate non-value-added expenses through the consolidation of operations at one primary location and a significant reduction in the company's work force.

            2. It is now focussed primarily on supporting its existing client base with improved services and product offerings currently being developed.

            3. It has obtained further finance for its investments in
               infrastructure and working capital.

            4. It has taken steps to reduce its legal exposure through reaching considered settlements on several material business threatening legal matters.

         Management is of the view that sufficient resources and appropriate controls are now in place to allow the business strategies to be developed with a view to returning the Company to profitability and that there is a reasonable expectation that the Company will be able to continue in business for the foreseeable future.